Sponsored by Paradigm Capital Management. The Paradigm Value Fund is a five-star small-cap-value mutual fund managed right here in the Capital District. Visit www.paradigm-funds.com for more information, or ask your financial advisor.

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The prospectus contains this and other information about the Paradigm Funds. You may obtain a prospectus on this website or by calling the transfer agent at 1-800-239-0732. The prospectus should be read carefully before investing.